UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

UPDATED POLICY ON CUSTOMARY TRANSACTIONS
WITH RELATED PARTIES

Santiago, Chile, November 11, 2024 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), announced in accordance with Articles 9 and 10 of Chilean Market Securities Law, and to the General Rule No. 30 of the Commission for the Financial Market and in the form of essential fact (hecho esencial) that today the Company’s Board of Directors agreed to modify the general customary policy of transactions with related parties approved in its session dated August 20, 2024 and also approved a restated version of the latter, which is transcribed below.

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.
POLICY ON CUSTOMARY TRANSACTIONS WITH RELATED PARTIES

Pursuant to the provisions of Chilean Corporations Law No. 18,046 (the “Corporations Law”), and to the General Standard No. 501 of the Commission for the Financial Market (the “NCG 501”), Sociedad Química y Minera de Chile S.A. (the “Company”) may enter into transactions with related parties without complying with the requirements and procedures described in paragraphs 1) to 7) of Article 147 of the Corporations Law, inter alia, in the case of operations carried out under a general policy on customary transaction with related parties established by the Company’s Board of Directors (the “Board”). All in all, said operations must always have the objective of contributing to the social interest and reflect the price, terms and conditions to those prevailing in the market at the time of their approval.

On August 20, 2024, the Board agreed to amend the general policy on customary transaction with related parties that was previously adopted at its meeting held on November 16, 2022, and agreed to approve an amended and restated version of the latter, which was complemented in the Board session held on November 11, 2024, approving a new restated version, which is transcribed below (the “Policy”), constituting a general approval under the terms of Article 171 of the Regulations of the Corporations Law:

1.Necessity of the Policy: The Board has deemed it necessary to approve the following Policy in view of the activity carried out by the Company and the way it is developing. Indeed, through its subsidiaries and affiliates, the Company has access to an international commercial network that allows it to reach more than 110 countries with its products. On the other hand, the projects that the Company develops and the plants that it operates are also carried out through subsidiaries. In view of the above, and to make the interaction between the Company and its subsidiaries and affiliates in its mining, operating and commercial activities more efficient, it has been deemed necessary to approve this Policy.

2.Maximum Authorized Amounts. Transactions covered by this Policy may not individually exceed (a) the lower of (i) 1% of the Company's assets as of the end of the preceding fiscal year, (ii) 10% of the Company's total revenues as of the end of the previous fiscal year or (b) another amount as may be indicated, if any.

3.Customary transactions between the Company, its subsidiaries and affiliated companies. The following transactions constitute customary transactions between the Company and its subsidiaries:

(a) The sale, marketing, distribution and supply in any way by the aforementioned subsidiaries and associates, of raw materials, by-products and extracted products, manufactured or marketed by the Company up to an amount of 10% of the Company's total revenues considered at the end of the previous fiscal year. In determining this amount, the Board has taken into special consideration the fact that these operations are the way in which the Company markets its products and the reason why the aforementioned subsidiaries and affiliated companies have been created or are maintained, which allows the Company, among other things, to maintain inventories and operational flexibility;

(b) The contracting by the aforementioned subsidiaries and associates and the provision of advisory services by the Company in matters related to the activities referred to in the preceding letter (a);

(c) The hiring by the aforementioned subsidiaries and associates and the granting of advisory services in financial, accounting, administrative, tax, legal, infrastructure, IT services and, in general, the hiring of any back-office service by the Company;

(d) The performance of operations destined to the financing of the working capital of the aforementioned subsidiaries and associated companies for amounts that do not exceed 20% of the Company's total revenues at the end of the previous fiscal year. In determining this amount, the Board has taken into special consideration the amount of investments that the Company has committed and the high level of financing required for the mining investments that the Company plans for the coming years; and

(e) The contracting or preparation of engineering, environmental and other specialized studies, for the study, development and construction of mining operations, as well as all the ancillary activities that are necessary to carry out such studies.

4.     Customary Transactions between the Company and companies with which it shares directors. The following operations with related parties, in which a director of the Company is also a director, may be executed without the other requirements and procedures of article 147 of the Public Limited Companies Act, as they are considered customary, of ordinary occurrence and necessary for the normal development of the Company’s business:

(a) Contracting Empresa Nacional de Telecomunicaciones S.A. and its subsidiaries, computer and technology services in general, including the purchase, sale, lease and provision of equipment and goods necessary for the operation and maintenance of the contracted services, for amounts that do not exceed US$20 million in a period of 12 consecutive months,
(b) Carrying out any kind of financial operations and intermediation, purchase and sale of foreign currency and other usual financial treasury operations with Banco de Chile and its subsidiaries, to the extent that such transactions in the aggregate do not exceed the lesser of (i) 1% of the Company's assets as of the end of the previous fiscal year, (ii) 10% of the Company's total revenues as of the end of the previous fiscal year.

5.     Control Mechanisms. The Ethics Manager and Compliance Officer of the Company (or whoever substitutes or replaces him, the “Compliance Officer”) will be responsible for ensuring compliance with the control mechanisms established in this Customary Policy and will report directly to the Directors’ Committee, to safeguard its due independence. For effects of the celebration or execution of an operation with a related party, as of this date (an “ORP”), the respective management of the Company will be responsible for ensuring that said ORP is covered under this Customary Policy, which will be verified through the person in charge of hiring directly the services in question. The Controller and Management Manager of the Company will (i) verify that the ORP conforms to the prices, terms and conditions that prevail in the market at the time of its celebration and (ii) must provide the Compliance Officer with the background of the operation, which will include the parties, object, type of operation, amount, term and other relevant characteristics. The Compliance Officer may require the additional information that you consider necessary. The Compliance Officer must maintain a record of the ORP and report it to the Directors’ Committee in accordance with the applicable regulations, and in any case, with a periodicity of not less than twice a year. The Company's internal audit area will audit annually the compliance of this Policy.

6.     Compliance Officer. In accordance with was indicated in the above section, the person in charge of ensuring effective compliance with this Policy shall be the Company's Compliance Officer, who shall have broad powers and shall report directly to the Directors' Committee.

7.     Report on Operations with Related Parties. In compliance with what is stated in NCG 501, at least once a semester, the Company must prepare a semiannual report of the ORP held during the respective semester, which will be published on the Company's website (www.sqm.com).

8. Disclosure Mechanisms. The Board agreed that this Policy be (i) informed as an essential fact to the Financial Market Commission, (ii) informed and distributed to each of the Company's vice presidencies and management and its subsidiaries, and (iii) made available to interested parties at the Company's corporate offices and published immediately on the Company's website www.sqm.com.

9.     In addition, the Board unanimously agreed to adopt an authorization of general application that allows the Company to enter into the following operations: (i) those that do not have a relevant amount; and, (ii) those between entities in which the Company holds, directly or indirectly, at least 95% of its ownership, all without the need to fulfill the requirements and procedures established in numerals 1) to 7) of Article 147 of the Corporations Law. For purposes of determining what is understood by operations with related parties that are of a significant amount, the Board of Directors has defined that (a) in the case of directors and senior executives, as well as the related persons of each of the above and their spouses or relatives up to the first degree of consanguinity, and any entity controlled directly or indirectly by any of them, those operations of 3,000 UF or more during a calendar year will be considered as relevant amounts, and (b) for the rest of the possible counterparties, the relevant amount threshold will be determined in accordance with the terms of literal a) of article 147 of the Corporations Law. The provisions of numerals (i) and (ii) above are without prejudice to the provisions of article 16 bis of the Company's bylaws.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: November 12, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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